20th Floor, Hong Kong Club Building,
3A Chater Road, Central,
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated Bermuda with limited liability)

RECEIVED
2008 JUL 21 A 11:46

Our Ref: GSD/TCHL/4906 [redacted]

11th July 2008

08003872

BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

PROCESSED
JUL 23 2008
THOMSON REUTERS

SUPPL

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

dlw 7/21

Encl.

Annex A to Letter to the SEC
dated 11th July 2008
of Tai Cheung Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on 23rd June 1993:

Description of Documents

1. Title: 2008 Annual Report, Audited Accounts and Auditor's Report

   Date: For the year ended 31st March 2008

   Entities requiring item:
   (i) Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company);
   (ii) the Bermuda Companies Registry pursuant to the Tai Cheung Holdings Limited Act 1990 (the "Company's Private Act"); and
   (iii) Pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act)

2. Title: Circular Letter sent to Shareholders

   Date: 10th July 2008

   Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

3. Title: Notification of Annual General Meeting

   Date: 10th July 2008

   Entities requiring item:
   (i) Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company);
   (ii) Company's Bye-Laws; and
   (iii) Pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act)

END